THREE CANAL PLAZA, SUITE 100
PORTLAND, MAINE 04101

November 23, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Kelly Strategic ETF Trust (the “Trust”)
Securities Act Registration No: 333-258490
Investment Company Act Registration No: 811-23723
Kelly E-Commerce & Logistics Sector ETF S000073955
Kelly Fintech & Digital Payments Sector ETF S000073956
Kelly Internet of Things Technology ETF S000073957
Kelly Hotel & Lodging Sector ETF S000073958
Kelly Residential & Apartment Real Estate ETF S000073959
Kelly Technology & E-Commerce Real Estate ETF S000073960
Kelly CRISPR & Gene Editing Technology ETF S000073961

Dear Sir or Madam:

REQUEST FOR ACCELERATION. As the principal underwriter of the above named Kelly Funds (the “Funds”), each a series of the Trust, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of the Pre-Effective Amendment No. 3 to the Registration Statement that was filed on Form N-1A/A on behalf of the Fund on November 22, 2021, be accelerated to 9:00 a.m. on November 24, 2021, or as soon as practicable thereafter.

Very truly yours,

Foreside Fund Services, LLC

/s/ Nanette K. Chern

Nanette K. Chern, Vice President
Foreside Fund Services, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101